Filed Pursuant to Rule 433

Registration No. 333-293564

Issuer Free Writing Prospectus dated February 19, 2026

Relating to Preliminary Prospectus Supplement dated February 19, 2026

LEIDOS, INC.

$600,000,000 4.100% NOTES DUE 2029 (the “2029 Notes”)

$800,000,000 5.000% NOTES DUE 2036 (the “2036 Notes”)

PRICING TERM SHEET

February 19, 2026

Issuer:	Leidos, Inc.

Guarantor:	Leidos Holdings, Inc.

Security Description:	4.100% Notes due 2029 5.000% Notes due 2036

Principal Amount:	$600,000,000 for the 2029 Notes $800,000,000 for the 2036 Notes

Maturity Date:	March 15, 2029 for the 2029 Notes March 15, 2036 for the 2036 Notes

Benchmark Treasury:	3.500% due February 15, 2029 for the 2029 Notes 4.125% due February 15, 2036 for the 2036 Notes

Benchmark Treasury Price and Yield:	100-00 3⁄4 / 3.492% for the 2029 Notes 100-14 / 4.071% for the 2036 Notes

Spread to Benchmark Treasury:	+63 bps for the 2029 Notes +97 bps for the 2036 Notes

Yield to Maturity:	4.122% for the 2029 Notes 5.041% for the 2036 Notes

Coupon:	4.100% for the 2029 Notes 5.000% for the 2036 Notes

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2026

Initial Price to Public:	99.936% for the 2029 Notes 99.678% for the 2036 Notes

Gross Proceeds to the Issuer:	$599,616,000 for the 2029 Notes $797,424,000 for the 2036 Notes

Special Mandatory Redemption:	If (i) the Entrust Acquisition (as defined in the Preliminary Prospectus) is not consummated on or before the later of (x) August 14, 2026 (the “End Date”) and (y) the date that is five business days after any later date to which the End Date may be extended in the Acquisition Agreement (as defined in the Preliminary Prospectus) or (ii) the Issuer notifies the trustee under the indenture that it will not pursue the consummation of the Entrust Acquisition, then the Issuer will be required to redeem the 2029 Notes and the 2036 Notes (collectively, the “Notes”), in whole, at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date upon which the Notes will be redeemed.

Optional Redemption Provision:

Prior to the applicable Par Call Date, at a redemption price equal to the greater of (i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the applicable series of Notes matured on the applicable Par Call Date) at the Treasury Rate + 10 basis points for the 2029 Notes and the Treasury Rate + 15 basis points for the 2036 Notes and (ii) 100% of the principal amount of the applicable series of Notes to be redeemed.

On and after the applicable Par Call Date, at a redemption price equal to 100% of the principal amount of the Notes of such series to be redeemed.

“Par Call Date” means February 15, 2029 in the case of the 2029 Notes and December 15, 2035 in the case of the 2036 Notes.

Day Count Convention:	30/360

CUSIP / ISIN:	52532X AM7 / US52532XAM74 for the 2029 Notes 52532X AN5 / US52532XAN57 for the 2036 Notes

Ratings*:	Baa2 (positive) / BBB (stable) (Moody’s / S&P)

Trade Date:	February 19, 2026

Settlement Date**:	March 2, 2026 (T+7)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

Citigroup Global Markets Inc.

BofA Securities, Inc.

MUFG Securities Americas Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Regions Securities LLC TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: It is expected that delivery of the Notes will be made against payment therefor on or about March 2, 2026, which will be the seventh business day following the date hereof (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to one business day before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer and guarantor have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer and guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in this offering will arrange to send you a copy of the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BofA Securities, Inc. toll-free at 1-800-294-1322 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.

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